Lombardi's Foods, Inc.

Food Family Consumer Goods

Sopranos Actor shares Italian Food that brings families back to the dinner table

LOMBARDISFOODS.COM LOS ANGELES CALIFORNIA





From Louis Lombardi: Growing up in the Bronx, my Mom and Grandmother instilled in me a genuine passion and love for real old-world Italian cooking! That's a tradition I continue with my daughter today. Our brand message is to bring families back to the dinner table and inspire future generations to keep these traditions and values alive and well.

Louis Lombardi Founder and President @ Lombardi's Foods, Inc.

Why you may want to support us...

1. Founded by TV/Film actor Louis Lombardi known for Sopranos, 24, & Entourage
2. Louis's network in the entertainment industry brings tremendous value & exposure to Lombardi's Foods
3. Lombardi Foods is inspired by four generations of recipes from his Italian family heritage.
4. Planned promotion includes a bus tour that brings Louie and his kitchen to YOUR community.
5. The company already has interest from big box retailers and national food distributors.
6. A Percentage of all proceeds will go to charities that help keep families together.

Why investors ❤ us

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Louis Lombardi

Founder and President

Louis is the famed filmmaker and actor in well-known TV series such as Sopranos, 24, and Entourage. Louis is also known for his passion for making great Italian food! Louis's passion was developed into the next steps of launching Lombardi Foods.



Robert LaPenta

Board of Advisers - Chief Financial Adviser

Bob served and held many prominent titles up until his retirement for Burlington, a Fortune 500 company, including Chief Financial Officer.



Michael Taylor

Board of Directors

Sales & Marketing Specialist Mike is a Brand-development & Retail Sales specialist. His companies have generated over $200 Million in sales both in the US markets as well as internationally.



Brad Listermann

Financial/Crowdfunding Adviser

Brad has assisted many companies in either "going public" or shareholder relations in public companies. He also assisted many companies with their crowdfunding campaigns and company finance plans for over 100M.



Jonathan Sterritt

Board of Advisers - Content Adviser

Jonathan is a skilled content marketing and business solution consultant in Los Angeles who brings his enthusiasm and technical innovation to the Lombardi Foods brand.

In the news

Downloads

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- LOMBARDI FOODSnew2020.pdf

Lombardi's Foods Celebrity Friends Endorsements including Mike Starr, Bruce Buffer, Doug Ellin, and Brian Balldinger!

Bruce Buffer - UFC Announcer

from WeFunder



Bruce Buffer
Announcer
UFC

00:16

Mike Starr- Star of Goodfellas and more!

from WeFunder



Mike Starr
Actor
GoodFellas

00:27

Doug Ellin - TV Creator of Entourage

from WeFunder



Doug Ellin
Creator of
entourage

00:18


Brian "Baldy" Baldinger - NFL Network
from WeFunder
Brian
Balldinger
Analysis
NFL
NETWORK
01:15
vimeo

Lombardi's Foods Information Deck:


LOMBARDI FOODS
FOOD, FAMILY & FUN!


A FAMILY TRADITON:
RECIPES WITH HEART
Food is more than just a meal - it's a bonding experience that brings everyone closer .
Growing up in the Bronx, my Mom and Grandmother instilled in me a genuine passion and love for real old-world cooking! That's a tradition I continue with my daughter today.
Our brand message is to bring families back to the dinner table and inspire future generations to keep these traditions and alive and well.
Our goal is to build an authentic Italian/American brand, made up of great tasting sauces, olive oils and cheeses that bring time-honored Italian dishes into your home, without spending all day in the kitchen, like my .


ALWAYS THE HIGHEST QUALITY INGREDIENTS
Our Family recipes have stood the test of time by always using the highest quality ingredients to ensure that flavor is never compromised.
Lombardi's
AUTHENTIC ITALIAN


Target Customer Segment
Young Families
Busy Families
Healthy Families
Easy and fun to cook!
The sauces are quick time-savers
Our fresh ingredients makes eating healthy delicious


U.S. MARKET OPPORTUNITY
• The global pasta sauce market accounted for 33 billion in 2018 and is expected to reach 52.26 billion by 2025
• 221.36 million Americans used tomato sauce in 2019
• North America dominates the pasta sauce market globally, with nearly 40% of the total global pasta consumption
• Tomato sauce holds the highest market and recorded a revenue of nearly 15 billion annually
221 million
Household usage in the US
$33 billion
Expenditure on pasta sauce


LOUIS LOMBARDI
Louis is best known for the hit television series "24" as the lovable computer systems analyst, Edgar Stiles and his recurring role on "The Sopranos" playing federal agent, Skip Lipari. Other television credits include "Entourage" as well as: "CSI," "CSI: NY," "Monk" and the new "Hawaii 5-0."
In 1993, Lombardi co-starred in the Sundance Film Festival's Grand Jury Prize Nominee "Amongst Friends" directed by Rob Weiss (Entourage, Ballers). His performance garnered the attention of director Oliver Stone and led to his role in "Natural Born Killers."
A film festival favorite, Lombardi is also well known for the cult hit, "Doughboys." Shot on location at the 100 year old landmark Conti's Bakery in his hometown of the Bronx, this slice-of-life-drama was written, directed and starred Louis, Vincent Pastore and Mike Starr.
Lombardi recently starred and Executive Produced the Amazon series "The Neighborhood," a New York 1980s gangster story. He's also featured in, "Finding Steve McQueen," which starred Travis Fimmel and Forest Whitaker and headlined the film "Clover," which stars Chazz Palminteri and Ron Perlman.

Lombardi's Foods Corporate Business Plan:

Lombardi's Foods, Inc. business model is structured to generate high margins and strong cash flow within a short period of time from launching the company. Louis Lombardi plans to be hands-on in building his brand by cultivating retail brand awareness. **In the first year, he plans to be at all grocery chain and distributor appointments, including but not limited Whole Foods (National), National Grocery Chains, etc., promoting and selling his brand, creating excitement, and building a buzz around Lombardi's Foods.** Louis also intends also to be on QVC, marketing, advertising, and branding Lombardi's Foods. This offers Lombardi's Foods national attention through QVC's exposure of 98 Million Homes and allows us to build out nationally with select grocery chains across the US.

Louis will commit himself to sample and demoing Lombardi's Foods in the Top 10% of all revenue volume retail stores in California in the first year, demoing and sampling Louis in all the big box stores. We believe with Louis Lombardi's presence and salesmanship, we plan to attain statewide approval from big box stores (Northern and Southern California) and National approval from Whole Foods. He will be an instant draw to the stores centered on Lombardi's Foods. **There hasn't been another celebrity with his status promoting a brand based at the retail level of any major grocery chain. Louis Lombardi will be considered a pioneer with the "A" list celebrities in this endeavor.**

The company is seeking a seed capital round of $1,00,000 to fund the initial build out of Lombardi's Foods into. Our objective is to work directly with both grocery chains, and have a distributor available to support our brands if needed.

Our aim is to achieve best practice in controlling all the risks associated with introducing Lombardi's Authentic Italian. We want to ensure success before raising additional financing (up to 10 million) and build out into select chains where we know we can gain brand exposure and take advantage of Louis Lombardi's availability.

After we prove our success in the first year, we may immediately seek $2,000,000 - $10,000,000 in a Regulation A+ financing to fund the expansion into multiple grocery chains and specialty stores around the world. **The ultimate financial goal of Lombardi Foods is to either become acquired or to go public using methods such as an IPO.**

QVC may be interested in featuring Lombardi's Foods with Louis as the host. QVC's business, a network that reaches 98 million U.S. households and attracts six million unique monthly visitors online, brought in $8.3 billion in revenues last year. QVC offers many well-known brands and makes life easy for the consumer to shop right from their home. QVC is committed to featuring Lombardi's Italian Specialties on its network of channels, promoting and selling our brand of products. This will give us national recognition and exposure, and as consumers shop in Whole Foods Market, Major Grocery Chains, and big box stores, consumers will recognize Lombardi's Foods as a premium brand on the shelf.

In the first year, we will also target all Major Grocery Chains in California and Whole Foods Market nationally. Louis Lombardi will attend all corporate meetings to present, market, and sell in Lombardi's Foods. Louis will be the focal point, presenting his commitment to demoing and sampling Lombardi's Foods in all top 10% of these two selected grocers' revenue stores in California. This will create excitement and buzz around his foods and increase traffic flow in these retailers with his presence. This has never been demonstrated before, highly recognized celebrity sampling products, selling and conversing with consumers at the retail store level. **We feel Major Grocery Chains and Whole Foods Market will be excited about the opportunity to work with us directly and be a part of the launch and success of Lombardi's Italian Specialties.** We may be using UNFI as our primary distributor for delivering and servicing our brand with retailers throughout the country. Once we prove our concept we will start building out on the West Coast.

In the second year, we will launch with multiple retail grocery chains, mass merchants, and natural grocery chain stores on the West Coast. We will have a strong cash flow and start hiring dynamic personnel that can support and build our brands. We know our foundation depends on the people that represent Lombardi's Foods, Inc., and we want the best in class in every facet of our business. Although we will have started limited PR and advertising Year 1, we will launch our full PR, advertising, and marketing campaigns to support our brand. We have relationships with multiple distributors who can support our brands on the West Coast.

In the third year, we will start launching our brand and products throughout the country. We will have proven Lombardi's Italian Specialties brand clout, and launch with every major grocery retailer, mass merchant, and wholesale club stores. We feel Lombardi's Foods brings excitement, a new brand enthusiasm not experienced in the categories of pasta, sauce, and olive oil. **Louis Lombardi plans to be in several media outlets in the next three years, from television Shows like Mob City, daytime and nighttime talk shows, radio, guest appearances, to his own reality show.**

Louis Lombardi currently has a TV Series on Amazon Prime, "Gravesend". In addition, Louis is in talks with MGM over a new TV Series he will Executive Produce and star in. Louis intends you to use his continued success as an actor to help promote and create awareness for the Lombardi's Foods brand.

Lombardi's Italian Specialties will also be committed to partnering with a number of nonprofits, such as Helping Hands For Single Moms, Warrick Dunn Charities as well as Youth Mentoring Connection. Louis will talk to children and families about putting down their devices and connecting over meals.

The ultimate goal for Louis Lombardi with Lombardi's Foods, Inc. is to become a household name recognized for high-quality food with his message to bring families back to the table together!

Investor Q&A

– COLLAPSE ALL

What does your company do?

We make authentic, high-quality Italian foods with a message for the whole family to connect over meals.

Where will your company be in 5 years?

We would like to be a well known, family-brand name in most grocery stores with a plan to be acquired or go public one day.

Why did you choose this idea?

From Louis Lombardi: Growing up in the Bronx, my Mom and Grandmother instilled in me a genuine passion and love for real old-world Italian cooking! That's a tradition I continue with my daughter today. Our brand message is to bring families back to the dinner table and inspire future generations to keep these traditions and values alive and well.